SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ...)*



                            GUARANTY BANCSHARES, INC.
                                (Name of Issuer)

                     COMMON STOCK $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   400764 10 6
                                 (CUSIP Number)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 400764 10 6                   13G                    Page 2 of 5 Pages

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   WELDON MILLER

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (A) [ ]
                   NONE
                                                                  (B) [ ]
    3     SEC USE ONLY


    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA

                            5   SOLE VOTING POWER
       NUMBER OF
         SHARES                      213,679
      BENEFICIALLY
        OWNED BY            6   SHARED VOTING POWER
          EACH
       REPORTING                      8,463
         PERSON
          WITH              7   SOLE DISPOSITIVE POWER

                                     213,679

                            8   SHARED DISPOSITIVE POWER

                                     8,463

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     222,142

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     7.7%
   12     TYPE OF REPORTING PERSON*

                   IN

                                    ITEM 1(A)

Name of issuer: The name of the issuer is Guaranty Bancshares, Inc. ("Bancshares").

                                    ITEM 1(B)

Address of issuer's principal executive offices: The principal executive office of Bancshares is 100 W. Arkansas, Mount Pleasant, Texas 75455.

                                    ITEM 2(A)

Name of person filing: The reporting person is Weldon Miller.

                                    ITEM 2(B)

Address or principal business office or, if none, residence: The address of Weldon Miller is 1125 North Jefferson, Mount Pleasant, Texas 75455.

                                    ITEM 2(C)

Citizenship:  Weldon Miller is a citizen of the United States of America.

                                    ITEM 2(D)

Title of class of securities: The class of securities of Bancshares owned beneficially by Weldon Miller is common stock, $1.00 par value (the "Common Stock").

                                    ITEM 2(E)

CUSIP Number:  400764 10 6

                                     ITEM 3

Not applicable

                                     ITEM 4

Ownership:

(a) The amount of securities beneficially owned by Weldon Miller is 222,142 shares of Common Stock, which includes 8,463 shares held of record by Everybody's Furniture Company, of which Mr. Miller is the President, and 37,657 shares held of record by the Everybody's Furniture Company Profit Sharing Plan and Trust, of which Mr. Miller is the trustee.

(b) The percent of the class of Common Stock beneficially owned by Weldon Miller is 7.7%.

(c) Weldon Miller has the sole power to vote or to direct the vote of 213,679 shares of the Common Stock, the shared power to vote or to direct the vote of 8,463 shares of the Common Stock, the sole power to dispose or to direct the disposition of 213,679 shares of the Common Stock and the shared power to dispose or to direct the disposition of 8,463 shares of Common Stock.

                                     ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                     ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                     ITEM 9

Notice of Dissolution of Group:  Not applicable

                                     ITEM 10

Certification:  Not applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                FEBRUARY 5, 1999
                                (Date)


                                /s/ WELDON MILLER
                                (Signature)


                                WELDON MILLER
                                (Name/Title)